Fixed Income Investment Strategy

Michael C. Brilley
President of Sit Investment Fixed Income Advisors, Inc.;
Senior Vice President and Senior Fixed Income Officer
Sit Investment Associates, Inc.

Presentation To:

Sit Mutual Funds Private Clients
The Minneapolis Club
Minneapolis, Minnesota

May 21, 2018


Sit Investment Associates
Sit Mutual Funds


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Sit Investment Associates

10-Year U.S. Treasury Rates vs. Fed Funds Rate



9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
Yield
3%
2.5%
2.5%
1.5%
2%
4%
1.3%
1.25%
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
10-Year Treasury Yield
Fed Funds Rate

Source: Bloomberg, April 30, 2018

State of the Consumer



U.S. Unemployment Rate
Percent (%)
8.0
4.1
Unemployment Rate
Underemployment Rate

Source: frbatlanta.org, U.S. Bureau of Labor Statistics, March 2018



Consumer Confidence
Index Value
1985 = 100
Consumer Confidence Level

Source: Bloomberg, March, 2018



Employment Cost Index
% Year-Over-Year Change
Recession
Employment Cost Index

Source: Bloomberg, March 2018



Consumer Price Index
% Year-Over-Year Change
CPI Index (Monthly Year-Over-Year)

Source: Bloomberg Barclays, March 31, 2018



Sit Investment Associates

Federal Debt Composition

Federal Debt Outstanding

As of March 31, 2018


Debt Outstanding ($ in Trillions)
Debt in Trillions (subject to limit)
Statutory Debt Limit (Ceiling)

Source: U.S. Department of the Treasury Bureau of the Public Debt

Federal Balance Sheet

As of April 27, 2018


Actual
Projected
Balance Sheet ($ in Trillions)
Treasuries
Agency MBS
Other Facilities & Assets

Source: Actual - Congressional Budget Office; Projected - Sit Investment Associates based on CBO guidance from long-term budget projections.

Fed Treasury Maturity Schedule


Billions ($)
Maturity Years of Fed's Treasury Holdings by Dollar Amount

Treasury Purchases Over the Past Six Months

Treasuries	Total ($Billions)	% Total
2-Year	27	26%
3-Year	9	8%
5-Year	27	26%
7-Year	22	22%
10-Year	11	10%
30-Year	7	7%
	103	99%

92% of all Treasuries purchased are 2-10 year bonds


Implied Fed Funds Target Rate
March 2018 FOMC Meeting
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Implied Fed Funds Target Rate
2018
2019
2020
Longer Term
Projection Year End
FOMC Members' Dot Projections
FOMC Dots Median

Source: Bloomberg & Federal Reserve March 2018

TAXABLE BOND AND MUTUAL FUND YIELDS AND DURATIONS

As of April 30, 2018

Series	Duration (Years)	Yield (%)
Sit U.S. Gov't Securities Fund*		2.83%
Sit Quality Income Fund*		2.13%
Bloomberg Barclays 1-3 Year Gov't/ Credit Index		2.66%
Bloomberg Barclays Intermediate Gov't Index		2.68%
2-Year U.S. Treasury		2.49%
5-Year U.S. Treasury		2.79%
10-Year U.S. Treasury		2.94%

* 30 day SEC Yield

Yield (%) axis: 1.5, 2.5, 3.5. Duration (Years) axis: 0, 1, 2, 3, 4, 5, 6, 7, 8, 9, 10

Average Annual Total Returns (%) as of April 30, 2018

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Quality Income Fund (SQIFX)	0.6	0.5	0.4	N/A	0.5
Sit U.S. Government Securities Fund (SNGVX)	0.4	0.8	0.6	2.4	5.2

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Sit Quality Income Fund vs. Benchmark Yield and Price Comparison

Sit Quality Income Fund Competitive Yield

Yield (%)

3.0
2.5
2.0
1.5
1.0
0.5
0.0

Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18

2.66%
2.13%

Sit Quality Income 30 Day SEC Yield — Bloomberg Barclays 1-3 Year Gov't/Credit

Dollars ($)

101.0
100.0
99.0
98.0

Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18

Bloomberg Barclays 1-3 Yr Gov/Credit — Sit Quality Income

Average Annual Total Returns (%) as of April 30, 2018

	1 Year	3 Year	5 Year	Since Incept. (12/31/12)
Sit Quality Income Fund (SQIFX)	0.6	0.5	0.4	0.5
Bloomberg Barclays 1-3 Yr Govt/Credit Index	-0.1	0.6	0.7	0.7

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.


Sit U.S Government Securities Fund vs. Benchmark Yield and Price Comparison

Sit U.S. Government Securities Fund Average Yield Advantage 0.57%

4.0
3.0
2.0
1.0
0.0
Yield (%)
Sit U.S. Gov't
30-day SEC Yield
Average 2.55%
Bloomberg Barclays
Inter. Gov't
Bond Index Yield
Average 1.98%
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
Sit U.S Gov't Securities 30-Day SEC Yield
Bloomberg Barclays Intermediate Gov't Bond Index
101.0
100.0
99.0
98.0
97.0
Dollars ($)
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
Bloomberg Barclays Int. Gov't
Sit U.S. Gov't Sec. Fund

Average Annual Total Returns (%) as of April 30, 2018	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit U.S. Government Securities Fund (SNGVX)	0.4	0.8	0.6	2.4	5.2
Bloomberg Barclays Intermediate Government Bond Index	-1.2	0.3	0.5	2.3	5.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.


Sit Investment Associates

Five Largest Minnesota Tax-Exempt Mutual Funds' Yields and Duration

As of March 31, 2018

Sit MN Tax-Free Income Fund 2.80%

Columbia MN Tax-Exempt Fund 2.20%

Delaware Tax-Free MN Fund 2.09%

Fidelity MN Municipal Inc Fund 2.05%

Franklin MN Tax-Free Income Fund 1.79%

30-Day SEC Yield (%)

3.0 2.5 2.0 1.5

3 4 5 6 7 8

Duration (Years)

Average Annual Total Returns (%) as of March 31, 2018	1 Year	3 Year	5 Year	10 Year
Sit MN Tax-Free Income Fund (SMTFX)	**4.1**	**2.6**	**2.9**	**4.5**
Columbia MN Tax-Exempt Fund	2.8	2.2	2.8	4.5
Delaware Tax-Free MN Fund	2.2	1.9	2.4	4.0
Fidelity MN Municipal Income Fund	1.9	1.8	2.1	3.7
Franklin MN Tax-Free Income Fund	1.7	1.4	1.9	3.8
Bloomberg Barclays 5-Year Municipal Bond Index	0.6	1.3	1.5	3.3

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.


Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit MN Tax-Free Income Fund vs. Bloomberg Barclays 5-Yr Municipal Index

March 31, 1998 – April 30, 2018

Sit MN Tax-Free Income Fund Average Income Advantage 1.54%

7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Yield (%)
Sit MN Tax-Free
12-Month Distribution
Rate Average: 4.24%
Average Bond Price: $102.38
3.07%
2.37%
Bloomberg Barclays 5-Yr Muni Yield
Average 2.70%
Average Bond Price: $109.58
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15
Mar-16
Mar-17
Mar-18
Sit MN Tax-Free Income Fund 12-Month Distribution Rate
Bloomberg Barclays 5-Yr Municipal Index Yield

Average Annual Total Returns (%) as of April 30, 2018	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit MN Tax-Free Income Fund (SMTFX)	3.3	2.7	2.8	4.4	4.7
Bloomberg Barclays 5-Year Municipal Bond Index	-0.4	1.2	1.4	3.3	4.2

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.



Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

SIT MINNESOTA TAX-FREE INCOME FUND PERFORMANCE SUMMARY

Average Annual Total Returns (%) as of March 31, 2018

Sector Performance Summary	% of Port.	1 Year	3 Year	5 Year	10 Year
Multi-Family Housing Sector Holdings	20.3%	**6.7**	**4.7**	**5.1**	**6.5**
Single-Family Housing Sector Holdings	16.0%	**3.7**	**3.1**	**3.2**	**4.8**
Bloomberg Barclays Housing Index		*3.1*	*2.8*	*3.4*	*5.1*
Healthcare Sector Holdings	16.4%	**5.9**	**3.8**	**4.7**	**6.1**
Bloomberg Barclays Healthcare Index		*3.9*	*2.9*	*3.8*	*5.6*
Education Sector Holdings	13.4%	**5.5**	**3.7**	**4.6**	**5.9**
Bloomberg Barclays Education Index		*2.9*	*2.3*	*2.9*	*4.7*

Non-Rated Bond Performance Summary	% of Port.	1 Year	3 Year	5 Year	10 Year
Non-Rated Holdings	28.8 %	**6.8**	**4.4**	**5.1**	**6.1**
Rated Holdings	71.2 %	3.8	3.0	3.3	5.2
Sit MN Tax-Free Income Fund Gross of Fees		5.0	3.4	3.8	5.3
Sit MN Tax-Free Income Fund Net of Fees		***4.1***	***2.6***	***2.9***	***4.5***
Bloomberg Barclays 5-Year Muni Bond Index		*0.6*	*1.3*	*1.5*	*3.3*

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.


Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit Minnesota Tax-Free Income Fund Portfolio Characteristics

QUALITY	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17	4/30/18
AAA	19.6%	17.0%	9.8%	8.2%	6.8%	7.7%	7.1%	5.9%	4.6%	6.5%	4.4%	4.6%	6.0%
AA	10.7	8.1	16.8	18.7	19.1	22.6	19.7	22.4	22.2	24.5	30.2	28.5	29.0
A	10.9	13.5	15.8	16.9	18.8	17.3	16.3	20.8	20.7	20.4	20.0	20.4	18.2
BBB	13.4	17.4	15.5	15.8	15.6	15.8	12.0	13.0	10.2	7.9	7.8	9.9	10.2
<BBB	2.6	3.1	3.1	1.3	1.8	0.6	1.2	1.0	1.4	3.6	5.7	5.9	5.6
CASH EQUIVALENTS	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.2	9.1	7.8	2.3	4.1	3.6
PERCENT RATED	62.4%	62.4%	62.2%	65.9%	65.2%	67.5%	66.5%	65.3%	68.2%	70.7%	70.4%	73.4%	72.6%
NON-RATED (SIT INTERNAL RATINGS)													
(AAA)	1.7	0.5	0.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
(AA)	1.0	1.0	1.0	0.4	2.7	3.0	1.8	2.6	2.0	1.2	0.0	0.5	0.5
(A)	9.3	7.6	7.5	7.7	3.7	3.0	1.2	0.9	0.8	0.4	0.3	0.9	0.9
(BBB)	17.8	19.1	18.2	15.8	14.4	13.9	11.7	10.0	7.8	8.0	8.7	5.7	4.7
(<BBB)	7.8	9.4	11.1	10.2	13.0	12.6	18.8	21.2	21.2	19.7	20.6	19.5	21.3
PERCENT NON-RATED	37.6%	37.6%	37.8%	34.1%	34.8%	32.5%	33.5%	34.7%	31.8%	29.3%	29.6%	26.6%	27.4%
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A2 / A	A2 / A	A3/A-	A2 / A	A3 / A-	A2 / A	A2 / A	A3 / A-	A2 / A	A3 / A-	A3/A-	A3/A-	A3/A-
PORTFOLIO COMPOSITION													
HOUSING	27.2%	28.9%	32.1%	32.5%	34.1%	34.4%	31.0%	39.1%	36.4%	36.6%	36.7%	35.6%	36.7%
SINGLE FAMILY	*4.6*	*7.5*	*12.2*	*14.6*	*12.4*	*17.3*	*12.5*	*17.6*	*16.6*	*15.8*	*15.6*	*15.4*	*16.5*
MULTI FAMILY	*22.6*	*21.4*	*19.9*	*17.9*	*21.7*	*17.1*	*18.5*	*21.5*	*19.8*	*20.8*	*21.0*	*20.1*	*20.1*
HOSPITAL	21.5	25.1	25.5	22.1	20.1	19.1	17.2	16.4	16.2	14.9	17.2	16.8	16.3
OTHER REVENUE	8.7	9.7	9.9	11.4	13.4	13.1	12.7	13.3	10.9	10.9	9.2	8.1	7.6
EDUCATION	9.2	12.4	11.0	10.5	10.5	11.5	11.1	11.6	11.0	11.7	14.3	14.1	13.4
UTILITIES	0.8	3.8	6.4	5.3	7.2	5.6	5.0	4.8	5.2	4.2	4.8	4.8	4.5
INSURED	8.7	5.2	4.9	3.7	3.6	3.0	2.8	1.1	1.7	1.3	0.5	0.5	0.5
LEASES	3.3	2.5	2.4	2.2	2.5	2.9	4.2	4.3	4.5	4.8	7.0	6.8	5.7
IDR/PCR	5.7	2.7	3.5	2.7	2.6	2.1	1.3	1.2	0.3	0.2	0.2	0.6	0.5
ESC. TO MAT/PRE REF	6.6	4.3	0.3	2.1	0.0	0.0	0.3	1.4	0.9	3.3	1.9	3.6	3.3
MUTUAL FUNDS	0.0	1.0	0.8	0.9	0.8	0.8	1.0	1.7	1.4	1.3	1.3	1.2	1.1
GENERAL OBLIGATION	2.4	0.6	1.5	0.8	0.5	2.5	2.2	2.0	1.5	2.7	4.0	3.4	6.5
INSURED - G.O.	0.2	0.1	0.0	0.4	1.0	1.0	0.7	0.7	0.6	0.1	0.1	0.1	0.1
PUBLIC FACILITIES	0.5	0.4	0.5	0.4	0.6	0.5	0.3	0.3	0.3	0.2	0.5	0.3	0.2
CASH EQUIVALENTS	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1	7.8	2.3	4.1	3.6
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	14.0	15.5	14.6	14.7	15.4	16.1	14.5	16.6	15.3	15.2	16.5	15.7	15.9
WEIGHTED AVG CPN	5.4	5.3	5.3	5.1	5.4	5.2	4.6	5.0	4.5	4.5	4.7	4.5	4.5
WEIGHTED AVG PRICE	102.9	98.5	84.3	97.1	95.7	100.9	104.2	97.0	103.5	103.9	102.0	104.8	102.4
DURATION TO AVERAGE LIFE (Yrs)	4.2	4.9	5.1	4.9	5.5	5.4	4.2	5.4	4.7	4.8	5.8	4.2	4.4

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Five Largest National Funds' Yield and Duration Compared to Sit Tax-Free Income Fund

As of March 31, 2018

30-Day SEC Yield (%) vs. Duration (Years)

Fund	30-Day SEC Yield
Sit Tax-Free Income Fund	2.80%
USAA Tax-Exempt Intermediate	2.44%
American Funds Tax-Exempt Bond	2.15%
T. Rowe Muni Intermediate	2.05%
Northern Intermediate Tax-Exempt	1.91%
Fidelity Intermediate Muni Income	1.78%

Y-axis: 1.5, 2.0, 2.5, 3.0
X-axis: 3.5, 4.0, 4.5, 5.0, 5.5, 6.0, 6.5

Average Annual Total Returns (%) as of March 31, 2018

	1 Year	3 Year	5 Year	10 Year
Sit Tax-Free Income Fund (SNTIX)	**6.0**	**3.7**	**4.1**	**4.7**
USAA Tax Exempt Intermediate	3.7	2.0	2.4	4.3
American Funds Tax-Exempt Bond	3.1	2.3	2.7	4.3
Fidelity Intermediate Muni Income	1.9	1.3	1.7	3.2
Northern Intermediate Tax-Exempt	1.8	1.6	2.0	3.5
T. Rowe Muni Intermediate	1.8	1.7	2.2	3.8
Bloomberg Barclays 5-Year Municipal Index	0.6	1.3	1.5	3.3

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

SIT NATIONAL TAX-FREE INCOME FUND PERFORMANCE SUMMARY

Average Annual Total Returns (%) as of March 31, 2018

Sector Performance Summary	% of Port.	1 Year	3 Year	5 Year	10 Year
Multi-Family Housing Sector Holdings	24.1%	**7.4**	**5.0**	**5.9**	**4.8**
Single-Family Housing Sector Holdings	23.4%	**4.2**	**3.3**	**3.6**	**4.7**
Bloomberg Barclays Housing Index		*3.1*	*2.8*	*3.4*	*5.1*

Non-Rated Bond Performance Summary	% of Port.	1 Year	3 Year	5 Year	10 Year
Non-Rated Holdings	22.9 %	**13.0**	**6.9**	**6.8**	**5.1**
Rated Holdings	77.1 %	4.9	3.9	4.7	6.3
Sit MN Tax-Free Income Fund Gross of Fees		6.9	4.5	4.9	5.7
Sit Tax-Free Income Fund Net of Fees		***6.0***	***3.7***	***4.1***	***4.7***
Bloomberg Barclays 5-Year Muni Bond Index		*0.6*	*1.3*	*1.5*	*3.3*

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Sit Tax-Free Income Fund 12-Month Distribution Rate

March 31, 2008 – April 30, 2018

6%
3%
0%
-3%
Mar-08 Mar-09 Mar-10 Mar-11 Mar-12 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18

4.10%
2.18%

12-Month CPI
Sit Tax-Free 12-Mo. Distribution Rate

Source: U.S. Consumer Price Index Urban Consumers NSA

Average Annual Total Returns (%) as of April 30, 2018

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Tax-Free Income Fund (SNTIX)	4.8	3.8	3.8	4.7	5.2
Bloomberg Barclays 5-Year Municipal Index	-0.4	1.2	1.4	3.3	4.5

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.


Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Tax-Free Income Funds' Yields and Durations March 2017 Vs. March 2018

30-Day SEC Yield (%)

4.0
3.0
2.0

Sit Tax-Free Income Fund (3/31/17) 3.04%

Sit Tax-Free Income Fund (3/31/18) 2.80%

Sit MN Tax-Free Income Fund (3/31/17) 2.93%

Sit MN Tax-Free Income Fund (3/31/18) 2.80%

3.0 4.0 5.0 6.0

Duration (Years)

Average Annual Total Returns (%) as of March 31, 2018

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Minnesota Tax-Free Income Fund (SMTFX)	4.1	2.6	2.9	4.5	4.7
Sit Tax-Free Income Fund (SNTIX)	6.0	3.7	4.1	4.8	5.2
Bloomberg Barclays 5-Year Municipal Index	0.6	1.3	1.5	3.3	4.5

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Disclosures

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations.

The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. **The Bloomberg Barclays Government Bond Index** is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. **The Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** includes all medium and larger issues of U.S. government, investment-grade corporate, and investment-grade international dollar-denominated bonds that have maturities of between 1 and 3 years and are publicly issued. **The Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market and is the 5-year (4-6) component of the Bloomberg Barclays Municipal Bond Index. **The Bloomberg Barclays Municipal Index** is an unmanaged index considered representative of the tax-exempt bond market. The index returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by Sit Investment and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Average Annual Total Returns (%) as of April 30, 2018

	1 Year	3 Year	5 Year	10 Year	Since Inception
Taxable					
Sit U.S. Government Securities Fund (SNGVX)	0.4	0.8	0.6	2.4	5.2
Bloomberg Barclays Intermediate Government Index	-1.2	0.3	0.5	2.3	5.4
Sit Quality Income Fund (SQIFX)	0.6	0.5	0.4	n/a	0.5
Bloomberg Barclays 1-3 Year Gov't/Credit Index	-0.1	0.6	0.8	n/a	0.7
Tax-Free					
Sit Minnesota Tax-Free Income Fund (SMTFX)	3.3	2.7	2.8	4.4	4.7
Sit Tax-Free Income Fund (SNTIX)	4.8	3.8	3.8	4.7	5.2
Bloomberg Barclays 5-Year Municipal Index	-0.4	1.2	1.4	3.3	4.2
Bloomberg Barclays Municipal Index	1.6	2.3	2.4	4.2	5.0

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults. Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Risks specific to Sit U.S. Government Securities Fund

Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Risks specific to Sit MN Tax-Free Fund

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to an single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Risks specific to Tax-Free Fund

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.